



15005025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 2 3 2015
Washington, DC 20549

No Act
PE ~~12/22/14~~ 11/14/14

January 23, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-23-15

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Hewlett-Packard Company
Incoming letter dated November 14, 2014

Dear Ms. Goodman:

This is in response to your letters dated November 14, 2014 and December 22, 2014 concerning the shareholder proposal submitted to HP by Harrington Investments, Inc. and Mercy Investment Services, Inc. We also have received letters on the proponents' behalf dated December 10, 2014 and December 28, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

January 23, 2015

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Hewlett-Packard Company
Incoming letter dated November 14, 2014

The proposal requests that the board provide a comprehensive report on HP's sales of products and services to the military, police and intelligence agencies of foreign countries.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(7), as relating to HP's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company and does not focus on a significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Justin A. Kisner
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 28, 2014

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Hewlett-Packard Company

Dear Sir/Madam:

On December 11, 2014, the undersigned submitted a letter on behalf of Mercy Investment Services, Inc. and Harrington Investments, Inc. (hereinafter referred to jointly as the "Proponents"), with respect to a shareholder proposal that the Proponents have submitted to Hewlett-Packard Company (hereinafter referred to either as "HP" or the "Company") requesting that HP report on its military, police and intelligence sales.

By letter dated December 22, 2014, Gibson, Dunn & Crutcher LLP have submitted a supplementary letter (the HP letter) in support of HP's no-action letter request, again asserting that the Proponents' shareholder proposal may be excluded from HP's 2015 Proxy Statement by virtue of Rule 14a-8(i)7).

HP argues that the proposal addresses not only a significant policy issue (i.e. foreign military/police/intelligence services sales), but also "implicates a broad array of ordinary business topics" (HP letter, page two third full paragraph, first sentence), asserting that the proposal requests a report "on *any* of the Company's 'sales of products and services' to the military, police and intelligence agencies of all foreign countries, regardless of what product or service is sold" (HP letter, page 4, first full paragraph, first sentence).

This argument by the Company seriously mischaracterized what the Proponents have requested in their proposal. They have requested no report with respect to sales of "computer notebooks, desktops, tablets, inkjet and laser printers, printing supplies" etc. On the contrary, it is clear from the context that such items are not relevant to the proposal since the concern is that HP "products will be used in controversial actions *raising serious human rights and ethical concerns*". (Third Whereas clause, emphasis supplied.) This is made even clearer by the explanation of the proposal found in the Supporting Statement, which says that shareholders should receive "information about the *criteria* used by our company to accept contracts with the military". (Emphasis supplied.) Clearly, not all sales are to be reported on, but rather only those which raise serious human rights or ethical concerns.

---

We again request the Staff to inform the Company that the SEC Proxy Rules require denial of the Company's no action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number. Please note that the undersigned may be reached by mail or express delivery at the letterhead address or via the above email address.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Amy Goodman
Sister Valerie Heinonen
John Harrington
Rev. Bill Somplatsky-Jarman
Dalit Baum

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 38126-00456

December 22, 2014

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
*Supplemental Letter Regarding Stockholder Proposal of John Harrington*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On November 14 , 2014, we submitted a letter (the "No-Action Request") on behalf of Hewlett-Packard Company (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Harrington and Mercy Investment Services, Inc. (together, the "Proponents"). The Proposal requests that the Company's Board of Directors "provide a comprehensive report on Hewlett-Packard's sales of products and services to the military, police and intelligence agencies of foreign countries." The No-Action Request asserts that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, decisions concerning the Company's customers and the products and services provided to them.

Subsequently, on December 11, 2014, Paul Neuhauser submitted a letter to the Staff on behalf of the Proponents (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7) because the Proposal relates to a significant public policy issue. We write supplementally to respond to this assertion.

The Response does not question that the Proposal relates to decisions concerning the Company's customers and the products and services provided to them, nor does it dispute the well-established precedent set forth in the No-Action Request indicating that such decisions are ordinary business matters. Rather, the Response claims that "[t]he Staff has long and consistently held that foreign military sales by a company raise significant policy issues" and thus that the Proposal is not excludable under Rule 14a-8(i)(7). This is incorrect for several reasons.

First, the Response mischaracterizes the Staff's precedent, as the significant policy issue recognized by the Staff is more limited than the Response suggests. The policy issue recognized in two of the letters that the Response cites was not the sale of *any* product to foreign military organizations, but rather only "sales of *military equipment* to foreign governments." *See Alliant Techsystems Inc.* (avail. Apr. 23, 1997); *General Dynamics Corp.* (Mar. 4, 1991) (emphasis added). In this case, the Proposal requests that the Company report on *all* of its "sales of products and services to the military, police and intelligence agencies of foreign countries," not just the sale of military equipment.

Further, while the Response claims that the Staff has "long and consistently" recognized this policy issue, the Staff has done so only twice, and not for over 17 years. *See Alliant Techsystems Inc.* (avail. Apr. 23, 1997); *General Dynamics Corp.* (Mar. 4, 1991). In the other four no-action letters cited in the Response, the Staff did not reference any significant policy issue when declining to concur in exclusion under Rule 14a-8(i)(7) (or its predecessor). *See ITT Corp.* (avail. Mar. 12, 2008) (the Staff indicated only that "[w]e are unable to concur in your view that ITT may exclude the proposal[] under rule 14a-8(i)(7)"); *Lockheed Martin Corp.* (Jan. 31, 2001) (the Staff stated only that "[w]e are unable to concur in your view that Lockheed Martin may exclude the proposal under rule 14a-8(i)(7)"); *General Electric Co.* (avail. Feb. 9, 1998) (the Staff only stated that "the Division does not believe that the Company may exclude the proposal in reliance on rule 14a-8(c)(7)"); *McDonnell Douglas Corp.* (avail. Feb. 29, 1984) (the Staff indicated only that "the Division does not concur in your views as to the applicability of Rule 14a-8(c)(7)").

Second, even assuming the Proposal touches upon a significant policy issue, it implicates a broad array of ordinary business topics and thus is excludable under Rule 14a-8(i)(7). As described below, and as discussed in the No-Action Request, the Staff consistently has permitted exclusion where a proposal touches upon a significant policy issue but also encompasses topics that relate to ordinary business operations and are not significant policy issues, as is the case here. For instance, in *Computer Sciences Corp.* (avail. May 3, 2012, *recon. denied* June 26, 2012), the proposal requested that the company issue an annual report on audit firm independence, which potentially related to a significant policy issue. However, the proposal also required that the report include other auditor-related disclosures that constituted ordinary business. The company argued that the proposal was excludable under Rule 14a-8(i)(7), noting that "the Staff has allowed companies to exclude proposals that relate to a significant social policy issue in their entirety when they [also] implicate ordinary business matters." The Staff agreed, indicating that "while the proposal addresses the issue of auditor independence, it also requests information about the company's policies or practices of periodically considering audit-firm rotation" and other auditor-related issues, which are ordinary business matters.

Further, in *Mattel, Inc.* (avail. Feb. 10, 2012), the proposal requested that the company require its suppliers to publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices (the "ICTI Code"). The company argued that although the proposal could be viewed as touching upon a significant policy issue, "the ICTI Code [also] contain[ed] provisions on a number of topics . . . which address day-to-day workplace conditions rather than significant policy issues." The Staff agreed and concurred in the proposal's exclusion under Rule 14-8(i)(7), noting that the proposal's request for a report about the company's compliance with the ICTI Code encompassed "several topics that relate to . . . ordinary business operations and are not significant policy issues." Similarly, in *PetSmart, Inc.* (avail. Mar. 24, 2011), the Staff considered a proposal requesting that the board require its suppliers to certify that they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7), stating, "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of [the company's] project finance decisions"); *Bank of America Corp.* (*Trillium Asset Management*) (Feb. 24, 2010) (same); *General Electric Co.* (avail. Feb. 3, 2005) (concurring in the exclusion of a proposal relating to the relocation of U.S.-based jobs to foreign countries, which the Staff had indicated was a significant policy issue, because the proposal also touched upon job losses within the entire company, whether or not related to the overseas relocation of jobs, and thus dealt with an ordinary business matter, "i.e., management of the workforce"); *Capital One Financial Corp.* (avail. Feb. 3, 2005) (same); *Medallion Financial Corp.* (avail. May 11, 2004) (concurring in the exclusion of a proposal that the company engage an investment bank to evaluate alternatives to enhance stockholder value because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the company report on its actions to ensure that it

# GIBSON DUNN



did not make purchases from suppliers using "forced labor, convict labor, or child labor, or who fail to comply with laws protecting" various human rights, because, "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

Here, the Proposal's language is very broad, requesting a report on ***any*** of the Company's "sales of products and services" to the military, police and intelligence agencies of all foreign countries, regardless of what product or service is sold. Thus, the Proposal is not limited to products or services of "military equipment" to foreign governments, but rather encompasses ***any*** product or service provided to foreign military, police or intelligence agencies. As discussed in the No-Action Request, the Company offers one of the information-technology industry's broadest portfolios of products and services, including computer notebooks, desktops, tablets, inkjet and laser jet printers, printing supplies, servers, routers, calculators, various software programs, data-management services, infrastructure and system-integration services, data-security and risk-mitigation services, and information-technology support. As a result, the Proposal's request that the Company report on the sale of ***any*** "products and services to the military, police and intelligence agencies of foreign countries" would require the Company to report the sale of a huge number of products, including, for example, a print cartridge, a calculator, or a word processing program—none of which are related to "sales of ***military equipment*** to foreign governments" (emphasis added). Thus, as in the precedent cited above, where companies were permitted to exclude overly broad proposals despite their touching upon significant policy issues, the Proposal addresses a broad range of products and services unrelated to "sales of military equipment" and thus may be excluded under Rule 14a-8(i)(7).

## CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Katie Colendich, the Company's Senior Counsel, at (650) 857-4217.

Sincerely,



Amy Goodman

Enclosures

cc: Katie Colendich, Hewlett-Packard Company
John Harrington, Harrington Investments, Inc.
Valerie Heinonen, Mercy Investment Services, Inc.
Paul Neuhauser

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 10, 2014

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Hewlett-Packard Company

Dear Sir/Madam:

I have been asked by Mercy Investment Services, Inc. and Harrington Investments, Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Hewlett-Packard Company (hereinafter referred to either as "HP" or the "Company"), and who have jointly submitted a shareholder proposal to HP, to respond to the letter dated November 14, 2014, sent to the Securities & Exchange Commission by Gibson Dunn on behalf of the Company, in which HP contends that the Proponents' shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in HP's year 2015 proxy statement and that it is not excludable by virtue of the cited rule.

---

The Proponents' shareholder proposal requests the Company to report on its foreign military sales of products and services.

---

RULE 14a-8(i)(7)

A.

The Staff has long and consistently held that foreign military sales by a company raise significant policy issues for that company, with the result that shareholder proposals concerning such sales cannot be excluded under Rule 14a-8(i)(7) as "ordinary business". This is true without regard to whether there is a human rights component to the proposal. *ITT Corporation* (March 12, 2008) (proposal covered all "foreign sales of military and weapons-related products and services"); *Lockheed Martin Corporation* (January 31, 2001) (applied to all foreign military sales); *General Dynamics Corporation* (March 4, 1991) (Staff described the proposal as requesting a "detailed report on the Company's foreign military equipment sales, promotion practices, servicing agreements and criteria for accepting foreign governments as customers"). Indeed, military sales, even without a foreign component, raise significant policy issues for a registrant. *General Electric Company* (February 9, 1998) (proposal to "develop criteria for acceptance and execution of military contracts" not excludable under 14a-8(c)(*7)); Alliant Techsystems, Inc.* (April 2, 1997) (proposal requested developing "criteria for bidding, acceptance and implementation of military contracts"); *McDonnell Douglas Corporation* (February 29, 1984) (proposal concerned criteria for "military related contracts").

Consequently the Company's argument on pages 5-6 of its letter to the effect that the proposal is excludable because it does not address a human rights issue is nonsensical, because foreign military sales alone raise an important policy issue for registrants making such sales. Contrary to the erroneous contention in the first full paragraph on page 6 of the Company's letter, sales to " 'the military, police and intelligence agencies' of *any* foreign country" do, indeed, raise a significant policy issue for the registrant making such sales.

B.

Consequently, the only issue in the instant situation is whether HP is engaged in foreign military sales of either products or services

The Company, again erroneously, claims (page 6-7 of its letter) that there is no nexus between the Company and foreign military sales. Rather, it contends (last paragraph before the "Conclusion") that the Company merely sells "computer notebooks, desktops, tablets, inkjet and laser printers, printing supplies, servers, routers, calculators, various software programs and information-technology". The Company's most recent 10-K is equally bereft of any reference to military sales.

Nevertheless, the Stockholm International Peace Research Institute most recent ranking of the world's "Top arms-producing and military services companies in the world, excluding China" ranks HP as #37 in 2012 (#21 of US companies) (it was ranked # 29 worldwide in 2011). (See http:///www.sipri.org/research/armaments/production , which also gives total sales of 2 ½ to almost 3 billion dollars for those years.) Wikipedia quotes a study done at the University of Pennsylvania which ranks the Institute as the fifth most influential "think tank" in the word. (See http://en.wikipedia.org/wiki/Stockholm_Internaional )

We will note just a couple of prominent instances of HP's engagement in military sales and/or foreign military sales.

1.

Undoubtedly, the most prominent foreign military sales program engaged in by HP is the "Terminal High-Altitude Area Defense Missile System" (known as THAAD). THAAD is described by Army Technology Market and Customer Insight as "an easily transportable defensive weapons system to protect against hostile incoming threats such as tactical and theatre ballistic missiles at ranges of 200km and at altitudes up to 150km". http://www.army-technology.com/projects/thaad. The core of the operating center for the missile system is powered by HP data processors. (*Ibid.*). Thus HP's contribution is the heart of the whole show. This is confirmed by the U.S. Department of Defense which states that a "THAAD battery consists of four main components" one of which is:

> **Fire Control**: Communication and data-management backbone; links THAAD components together; links THAAD to external Command and Control nodes and to the entire BMDS [Ballistic Missile Defense System]; plans and executes intercept solutions. http://www.mda.mil/system/thaad.

The THAAD system has been sold to several foreign countries, including Turkey, Israel, Oman and the United Arab Emirates. (See footnote 25 through 29 in the Wikipedia article on THAAD. http://en.wikipedia.org/wiki/Terminal_High_Altitude_Area_Dfense.)

2.

Bloomberg reported on November 18, 2001 that "equipment worth more than $500,000 has been installed in computer rooms in Syria, underpinning a surveillance system being built to monitor e-mails and internet use." http://www.bloomberg.com/news/2011-11-18/hewlett-packard-computers-underpin-syria. Bloomberg subsequently reported that the SEC had contacted HP about the matter and that HP had explained to the Commission that the sales had been indirect and that it and its partners were not informed of the destination of the products. http://www.bloomberg.com/news/2012-11-26/hewlett-packard-says - partner-sold-gear and http://www.sec.gov/Archives/edgar/data The latter, a letter from HP to the Staff, dated October 9, 2012, also refers to a Department of Commerce investigation of sales to China. The sales of equipment to Syria were terminated and the project abandoned. (See Nov 26, 2012 article.)

3.

A number of publications describe extensive sales by HP to the Israeli military and police, including the following:

> With 900 employees, HP Israel has an impressive client list which includes Israel's Police and the Ministries of Defense, Justice and the Interior... HP also supplies state-owned arms makers: Israel Military Industries (IMI) and Israel Aerospace Industries (IAI). HP lists IMI as a client, and IMI's

Elta Systems uses HP hardware and software in its L-8356 Electronic Warfare Analysis Station. . .
In January, 2011, HP began providing the secret IT unit of Israel's Army with a Configuration Management Database. Then, in May, HP began providing an Enterprise Resource Planning System to Israel's Army [under a US$26 contract]. . .
Israel's business paper, *Globes*, reported in 2009 that HP won a US$15 million, three-year contract (with a two-year option) to install visualization systems on Israeli military computers. . .
HP owns Electron Data Systems (EDS) Israel. It led a consortium that won a US$8-10 million contract in 1999 to develop, install and maintain [an automated biometric identification system] for Israel's Ministry of Defense and the Israeli police. . . . [There follows an extensive discussion of this and other HP supplied identification systems for the Ministry of the Interior.]
Israel's *Globes* business paper reported in 2006 that "HP Israel will assume full responsibility for the management and operation of the Navy's IT infrastructure". . . .
In 2004, HP finished a three year contract . . . to supply computer servers to Israel's Defense Ministry.
http://coat.nef.ca/P4C/66/Hewlett-Packard.htm

4.

Finally, a few items, chosen at random, illustrating how extensive are HP's military sales.

A.

On HP's web page, there can be found a list of Call Centers where customers can call "Your call center representative. Six representatives are listed by name and the seventh (listed first) is "Dept of Defense Customer Support" That is only one of three to have an 800 number and the only one with an email address.

B.

The Facebook page of Jan Drabczuk, currently President and CEO of JD Defense Systems, lists as one of his prior positions "Senior Executive" at HP where he was "senior vice president of Army programs".

C.

On September 16, 2013, Aaron Alexis "shot and killed twelve U.S. Navy civilian and contractor employees and wounded several others at the Washington Navy Yard". (Department of Defense, Internal Review of the Washington Navy Yard Shooting, A Report to the Secretary of Defense, page 1.) The Report notes (page 1) that Mr. Alexis was an employee of "a subcontractor to Hewlett-Packard Enterprise Services".

---

In conclusion it is clear beyond quibble that HP is intimately involved in "sales of products and services to the military, police and intelligence agencies". Indeed, both products and services. And further, that a significant portion of such sales are to the military, police or intelligence agencies of foreign nations. Consequently, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

---

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Amy Goodman
Sister Valerie Heinonen
John Harrington
Rev. Bill Somplatsky-Jarman
Dalit Baum
Laura Berry

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 38126-00456

November 14, 2014

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Hewlett-Packard Company*
*Stockholder Proposal of John Harrington*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Harrington and Mercy Investment Services, Inc. (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> **Resolved,** that the shareholders request the Board of Directors to provide a comprehensive report on Hewlett-Packard's sales of products and services to the military, police and intelligence agencies of foreign countries. The report should be available to all shareholders within six months of the 2015 annual meeting, may omit classified and proprietary information, and be prepared at reasonable cost.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Relating To The Company's Ordinary Business Operations.**

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, decisions concerning customer relations and the sale of products and services.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Here, the Proposal involves an area of the Company's ordinary business operations, namely decisions concerning the Company's customers and the products and services provided to them. As discussed in more detail below, the Staff has concurred with the exclusion of similar stockholder proposals under Rule 14a-8(i)(7).

### *A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Addresses Decisions Concerning The Company's Customers And The Products And Services Provided To Them.*

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the offering of the Company's products and services to certain types of customers. Although the Proposal relates to a report, the Commission has long held that, when applying Rule 14a-8(i)(7), such proposals are evaluated by considering the underlying subject matter of the proposal—here, sales of the Company's products and services to foreign military, police and intelligence agencies. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). As discussed below, the Staff consistently has concurred that a company's decisions relating to the customers with whom it does business and the sale of its products and services are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

The Staff consistently has concurred in the exclusion of proposals relating to the sale of a company's products and services to particular types of customers. For example, in *Bank of America Corp.* (avail. Feb. 24, 2010) ("*Bank of America I*"), the proponent requested that the company publish a report assessing the adoption of a policy barring future financing for companies engaged predominantly in mountain top coal removal. The company argued that the proposal sought to determine, among other things, the particular customers to whom the company should provide its products and services. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that the proposal related to the company's "decisions to extend credit or provide other financial services to particular types of customers." As the Staff further explained, "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a similar mountain-top-coal-removal proposal, noting that proposals regarding the provision of "services to particular types of customers" are "generally excludable under [R]ule 14a-8(i)(7)"); *Bank of America Corp.* (avail. Jan. 6, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to stop accepting matricula consular cards as a form of identification, which effectively sought "to limit the banking services the [company could] provide to individuals the [p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Bank of America Corp.* (avail. Jan. 22, 2009) (same); *Wells Fargo & Co.* (avail. Feb. 16, 2006) ("*Wells Fargo I*") (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company not provide its services to payday lenders as concerning "customer relations"); *Bank of America Corp.* (avail. Mar. 7, 2005) (same).

Further, the Staff consistently has concurred in the exclusion of proposals relating to the sale of particular products. For example, in *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting in particular that "the proposal relates to the products and services offered for sale by the company." As the Staff further explained, "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); *Wal Mart Stores, Inc. (Albert)* (avail. Mar. 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requiring that all stores stock certain amounts of locally produced and packaged food as concerning "the sale of particular products"); *Wal Mart Stores, Inc. (Porter)* (avail. Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company"); *The Kroger Co.* (avail. Mar. 20, 2003) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting the company cease making available certain shopping cards to its customers as relating to "the manner in which a company sells and markets its products").

Like the proposals discussed above relating to the ordinary business decisions of selling products and customer relations, the Proposal addresses the Company's decisions to offer its products and services to particular types of customers. The Proposal requests that the Company prepare a report on its "sales of products and services to the military, police and intelligence agencies of foreign countries." By calling for a report on the Company's provision of products and services to certain customers, the Proposal seeks to subject the Company's decisions on whether to do business with such customers to stockholder oversight. As a global provider of thousands of technology products and services, the Company interacts with hundreds of thousands of customers, and it is a fundamental responsibility of management to decide the customer bases with whom the Company should deal. In making these decisions, the Company's management must consider myriad factors, including the demand for the Company's products within each particular customer base, the tastes and preferences of various customer bases, how sales to customers will impact the Company's brand, the products made available to those customer bases by the Company's competitors and the laws where certain customer bases are located. Balancing such interests is a complex task and is "so fundamental to management's ability to run [the C]ompany on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. Accordingly, because the Proposal relates to decisions concerning the Company's customers and the products and services provided to them, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

*B. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.*

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found some proposals addressing the issue of human rights to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not limited to that significant policy issue. Despite the Proposal's attempt in the "Whereas" clauses to tie the Proposal to the issue of human rights, the Staff has permitted exclusion where a proposal encompasses topics that relate to ordinary business operations and are not significant policy issues, as is the case here. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Here, the Proposal's language is very broad, requesting a report on the Company's sales of *any* products and services to "the military, police and intelligence agencies" of *any* foreign country. In this regard, although the Proposal's "Whereas" clauses list several countries that the Proponents view as presenting "societal unrest and conflict," the actual proposal is not limited to these countries. The broad language of the Proposal requires the Company to report on its business with *any* foreign military, police or intelligence agency—an especially far-reaching request given the large number of organizations that meet this criteria. In addition, the Proposal is not limited to products or services that are somehow related to human rights violations, but rather encompasses *any* product or service provided to the aforementioned customers. The Company offers one of the information-technology industry's broadest portfolios of products and services, including computer notebooks, desktops, tablets, inkjet and laser jet printers, printing supplies, servers, routers, calculators, various software programs, data-management services, infrastructure and system-integration services, data-security and risk-mitigation services, and information-technology support. Thus, like the proposals in *PetSmart*, *Mattel* and *JPMorgan Chase*, where companies were permitted to exclude proposals despite their touching upon significant policy issues, the Proposal here addresses a broad range of customers and products and services unrelated to human rights and may be excluded under Rule 14a-8(i)(7).

The Proposal also fails to avoid exclusion as focusing on a significant policy issue for a second reason: there is no nexus between the objective of the Proposal and the Company. The Staff stated in Staff Legal Bulletin No. 14E (Oct. 27, 2009) that a stockholder proposal focusing on a significant policy issue "generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." Thus, the Staff has allowed the exclusion of proposals where a company's conduct only has a limited connection to the conduct with which the Proposal is concerned. For instance, in *Bank of America I*, discussed above, the proposal raised a significant policy issue related to the environmental effects of mountain top coal removal. But, as noted in the company's no-action request, the company was not engaging in conduct directly linked to environmental degradation, but was "merely providing products and services to one of its customers." In addition, the company pointed out that it was not offering a product that was directly used in mountain top coal removal (e.g., explosives), but rather providing only banking products. The Staff permitted exclusion, stating that "the proposal addresses matters beyond the environmental impact of Bank of America's project finance decisions, such as Bank of America's decisions to extend credit or provide other financial services to particular types of customers." *Cf. PNC Financial Services Group, Inc.* (avail. Feb. 13, 2013) (denying exclusion of a proposal requesting a report on "the greenhouse gas emissions resulting from [the company's] lending portfolio and [the company's] exposure to climate change risk" where the company had a policy of "eco-conscious" lending and of not doing business with companies that received a majority of their production from mountain top coal removal). Similarly, in *Wells Fargo I*, also cited above, the company acknowledged that the proposal, which requested that the company not provide financing to payday lenders, raised the significant policy issue of predatory loans. However, the company argued that the proposal was not concerned with whether the company itself engaged in predatory lending practices, but only with whether the company provided funds that could potentially later be used by payday lenders to provide such loans. The Staff permitted exclusion under Rule 14a-8(i)(7).

Likewise, in the instant case, the Company's product portfolio consists of, among other things, computer notebooks, desktops, tablets, inkjet and laser jet printers, printing supplies, servers, routers, calculators, various software programs and information-technology, all of which are unrelated to the Proposal's reference to human rights. Thus, to the extent the Proposal touches upon this issue, it has no nexus with the Company, and the Proposal may be excluded under Rule 14a-8(i)(7).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Katie Colendich, the Company's Senior Counsel, at (650) 857-4217.

Sincerely,



Amy Goodman

Enclosures

cc: Katie Colendich, Hewlett-Packard Company
John Harrington, Harrington Investments, Inc.
Valerie Heinonen, Mercy Investment Services, Inc.

101826457.4

**EXHIBIT A**


HARRINGTON
INVESTMENTS, INC.

**FACSIMILE TRANSMISSION SHEET**

| | |
|---|---|
| TO: Corporate Secretary | FROM: Virginia Cao Janos |
| COMPANY: Hewlett-Packard | DATE: October 6, 2014 |
| FAX NUMBER: (650) 857-4837 | TOTAL NUMBER OF PAGES (INCLUDING COVER): 3 |
| TELEPHONE NUMBER: | SENDER'S REFERENCE NUMBER: 800-788-0154 |
| RE: Shareholder Proposal | |

[X] URGENT [ ] FOR REVIEW [ ] PLEASE COMMENT [ ] PLEASE REPLY [ ] PLEASE RECYCLE

NOTES/COMMENTS:

Dear Corporate Secretary,

Please see the enclosed shareholder resolution and file letter. If you have any questions, don't hesitate to contact me.

Kind Regards,

Virginia Cao Janos
Portfolio Manager
Harrington Investments
800-788-0154
virginia@harringtoninvestments.com


HARRINGTON
INVESTMENTS, INC.

October 6, 2014

Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

**RE: Shareholder Proposal**

Dear Corporate Secretary,

As a beneficial owner of Hewlett-Packard company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Hewlett-Packard common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. Proof of Ownership from Charles Schwab & Company will be forthcoming. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,



John Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

## HEWLETT-PACKARD RESOLUTION ON FOREIGN SALES

Whereas, Hewlett-Packard is one of the largest technology companies in the world with over 317,000 employees worldwide, generating revenues of $112 billion in 2013. Hewlett-Packard's product portfolio consists of consumer PC's, tablets, commercial printer hardware and security intelligence/risk management solutions. The company's brand is known worldwide.

Whereas, as a global corporation, Hewlett-Packard faces increasingly complex problems as the international, social, and cultural context within which HP operates changes. Companies face ethical and legal challenges arising from diverse cultural, political and economic contexts in countries in which HP operates such as China, Colombia, Philippines, Russia, Syria and Israel and the Occupied Palestinian territories, for example.

Whereas, we believe that societal unrest and conflict in countries where Hewlett Packard does business will continue, if not intensify. The Arab Spring has led to increased volatility in the Middle East, and other regions are not immune: witness Russian and Ukraine or China and Hong Kong as examples. Governments and/or militaries will be involved in this unrest and conflict either by initiating or responding with violence, repressive actions and/or population control measures against civilian populations. With the nature of Hewlett-Packard's products and services, there is a distinct possibility that, despite HP's best intentions and efforts, its equipment or other products will be used in controversial actions raising serious human rights and ethical concerns.

Resolved, that the shareholders request the Board of Directors to provide a comprehensive report on Hewlett-Packard's sales of products and services to the military, police and intelligence agencies of foreign countries. The report should be available to all shareholders within six months of the 2015 annual meeting, may omit classified and proprietary information, and be prepared at reasonable cost.

### Supporting Statement

We believe that doing business in countries and regions marked by conflict and social unrest can expose our company to reputational risks, public campaigns, consumer boycotts and possible divestment. We believe shareholders should have access to information about the criteria used by our company to accept contracts with the military, police and intelligence agencies of foreign countries. This report will help shareholders make more rational assessments of the company's business in foreign countries, and whether its policies and procedures are sufficient to prevent adverse revelations.

We urge you to vote your proxies in favor of this resolution.


charles
SCHWAB

October 6, 2014

PO Box 52013
Phoenix, AZ 85072

Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

RE: FISMA & OMB Memorandum M-07-16***
Harrington Investments, Inc.

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 500 shares of common stock in Hewlett-Packard Company. These shares have been held continuously for at least one year prior to and including October 6, 2014.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number B Memorandum M-07-16***

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Leatha Thornton
Advisor Services
Charles Schwab & Co. Inc.

Schwab Advisor Services includes the custody, trading, and support services of Charles Schwab & Co., Inc.



Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

hp.com

October 17, 2014

***VIA OVERNIGHT MAIL***
John Harrington
President, Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, California 94559

Dear Mr. Harrington:

I am writing on behalf of Hewlett-Packard Company (the "Company"), which on October 6, 2014, received from you, in your capacity as President of Harrington Investments, Inc. ("Harrington Investments"), a stockholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal"). It appears that you submitted the Proposal on behalf of Harrington Investments, but your letter is unclear. We request that you clarify whether the proponent of the Proposal is you individually or Harrington Investments. Further, if you individually are the proponent of the Proposal, you will need to provide sufficient proof of your own continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the Proposal, as described further below.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. If Harrington Investments is the proponent of the Proposal, then note that under Rule 14a-8(b) of the Exchange Act, a stockholder must provide the Company with a written statement that it intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. While your October 6, 2014, letter includes the statement that "I . . . will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting," this statement is inadequate because it was not made by or on behalf of the stockholder (Harrington Investments). To remedy this defect, you must submit a written statement that Harrington Investments intends to continue holding the requisite number of Company shares through the date of the Company's 2015 Annual Meeting of Stockholders.

Alternatively, if you, rather than Harrington Investments, are the proponent of the Proposal, then note that Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The October 6, 2014, letter from Charles Schwab & Co. Inc. that you provided is insufficient because it verifies Harrington Investments' ownership, rather than your own ownership, of the Company's shares.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 6, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 6, 2014; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 6, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including October 6, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number

of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 6, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 3000 Hanover Street, Building 20B, Mail Stop 1050, Palo Alto, CA 94304. Alternatively, you may transmit any response by facsimile to me at (650) 857-4837.

If you have any questions with respect to the foregoing, please contact me at (650) 857-4217. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Katie Colendich
Senior Counsel

Enclosures


charles
SCHWAB

PO Box 52013
Phoenix, AZ 85072

October 20, 2014

Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, Ca 94304

RE:***FISMA & OMB Memorandum M-07-16***

Harrington Inv Inc 401K Plan
John Harrington-FBO
Hewlett Packard Stock Ownership (HPQ)

Dear Secretary,

This letter is to confirm Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc, account and which holds in the account 500 Shares of common stock in Hewlett-Packard Company. These shares have been held continuously for at least one year prior to and including October 6, 2014.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., I***FISMA & OMB Memorandum M-07-16***

This letter serves as confirmation that John Harrington is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at (877-393-1949) between the hours of 11:30am and 8:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.


MERCY
INVESTMENT
SERVICES, INC

# F A X

**Mercy Investment Services, Inc.**
2039 N. Geyer Road
St. Louis, MO 63131-3332
314.909.4609
www.mercyinvestmentservices.org

Attn: Corporate Secretary
Fax number: (650) 857-4837

From: Valerie Heinonen, o.s.u.
Fax number: 314-909-4694

Date: October 6, 2014

Regarding:
**Resolution**

Phone number for follow-up:
314-909-4694

**Comments:**

Please see attached cover letter and resolution.

The information in this communication may be CONFIDENTIAL. It is intended for the use of the person to whom it is properly addressed. If you are not the intended recipient you are hereby notified that any use, dissemination, distribution or copying of the communication is strictly prohibited. If you have received this communication in error, please notify the sender immediately and delete any copies of the communication and/or contents from your files.




MERCY

Fax (650)857-4837

October 6, 2014

John F. Schultz, Executive Vice President, General Counsel, Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Dear Mr. Schultz:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution for consideration at the 2015 Hewlett-Packard Company annual meeting. The proposal requests the Board of Directors to provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, on Hewlett-Packard's sales of products and services to certain specific agencies of foreign countries. Consistent with Regulation 14A-12 of the SEC guidelines, we ask that Hewlett-Packard include our proposal and supporting statement in the proxy statement. While this resolution is filed by fax transmission to the number listed in the 2014 Hewlett-Packard Proxy Statement, we will send a hard copy for your records.

In light of the civil strife and local wars of today, we believe Hewlett-Packard should report on its foreign sales operations in the context of its values, business standards and policies related to human rights and the common good of all people. We urge you to protect shareholder value by avoiding the possible reputational, litigation and financial risk that may be occurred as Hewlett-Packard carries on its business.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of Hewlett-Packard stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is co-filing this resolution with Harrington Investments, which is the primary filer and John Harrington (805-770-2300) is authorized to withdraw the resolution for us as co-filers. Please send all communications concerning this filing to Valerie Heinonen at vheinonen@sistersofmercy.org. We hope you will consider dialogue on this important issue.

Yours truly,

Valerie Heinonen o.s.u.

Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009

***FISMA & OMB Memorandum M-07-16***

2039 North Geyer Road . St. Louis, Missouri 63131-3332 . 314.909.4609 . 314.909.4694 (fax)
www.mercyinvestmentservices.org

10/06/2014 17:38 314--965-4571 FEDEX OFFICE 0524 PAGE 02

**HEWLETT-PACKARD RESOLUTION ON FOREIGN SALES**

Whereas, Hewlett-Packard is one of the largest technology companies in the world with over 317,000 employees worldwide, generating revenues of $112 billion in 2013. Hewlett-Packard's product portfolio consists of consumer PC's, tablets, commercial printer hardware and security intelligence/risk management solutions. The company's brand is known worldwide.

Whereas, as a global corporation, Hewlett-Packard faces increasingly complex problems as the international, social, and cultural context within which HP operates changes. Companies face ethical and legal challenges arising from diverse cultural, political and economic contexts in countries in which HP operates such as China, Colombia, Philippines, Russia, Syria and Israel and the Occupied Palestinian territories, for example.

Whereas, we believe that societal unrest and conflict in countries where Hewlett Packard does business will continue, if not intensify. The Arab Spring has led to increased volatility in the Middle East, and other regions are not immune: witness Russian and Ukraine or China and Hong Kong as examples. Governments and/or militaries will be involved in this unrest and conflict either by initiating or responding with violence, repressive actions and/or population control measures against civilian populations. With the nature of Hewlett-Packard's products and services, there is a distinct possibility that, despite HP's best intentions and efforts, its equipment or other products will be used in controversial actions raising serious human rights and ethical concerns.

Resolved, that the shareholders request the Board of Directors to provide a comprehensive report on Hewlett-Packard's sales of products and services to the military, police and intelligence agencies of foreign countries. The report should be available to all shareholders within six months of the 2015 annual meeting, may omit classified and proprietary information, and be prepared at reasonable cost.

**Supporting Statement**

We believe that doing business in countries and regions marked by conflict and social unrest can expose our company to reputational risks, public campaigns, consumer boycotts and possible divestment. We believe shareholders should have access to information about the criteria used by our company to accept contracts with the military, police and intelligence agencies of foreign countries. This report will help shareholders make more rational assessments of the company's business in foreign countries, and whether its policies and procedures are sufficient to prevent adverse revelations.

We urge you to vote your proxies in favor of this resolution.



Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

hp.com

October 17, 2014

***VIA OVERNIGHT MAIL***

Ms. Valerie Heinonen
c/o Mercy Investment Services, Inc.
205 Avenue C.
New York, NY 10009

Dear Ms. Heinonen:

I am writing on behalf of Hewlett-Packard Company (the "Company"), which received on October 6, 2014, the stockholder proposal you submitted on behalf of the Mercy Investment Services, Inc. ("Mercy Investment") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that Mercy Investment is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mercy Investment has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mercy Investment must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (October 6, 2014). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mercy Investment's shares (usually a broker or a bank) verifying that Mercy Investment continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 6, 2014); or

- if Mercy Investment has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mercy Investment continuously held the requisite number of Company shares for the one-year period.

If Mercy Investment intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Mercy Investment's broker or bank is a DTC participant by asking Mercy Investment's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mercy Investment's broker or bank is a DTC participant, then Mercy Investment needs to submit a written statement from its broker or bank verifying that Mercy Investment continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 6, 2014).

(2) If Mercy Investment's broker or bank is not a DTC participant, then Mercy Investment needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Mercy Investment continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 6, 2014). You should be able to find out the identity of the DTC participant by asking Mercy Investment's broker or bank. If Mercy Investment's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through Mercy Investment's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mercy Investment's shares is not able to confirm Mercy Investment's individual holdings but is able to confirm the holdings of Mercy Investment's broker or bank, then Mercy Investment needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 6, 2014), the requisite number of Company shares were continuously held: (i) one from Mercy Investment's broker or bank confirming Mercy Investment's

ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 3000 Hanover Street, Building 20B, Mail Stop 1050, Palo Alto, CA 94304. Alternatively, you may transmit any response by facsimile to me at (650) 857-4837.

If you have any questions with respect to the foregoing, please contact me at (650) 857-4217. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Katie Colendich
Senior Counsel

Enclosures


BNY MELLON

October 6, 2014

Mr. John F. Schultz
Executive Vice President, General Counsel, Corporate Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

Re: Mercy Investment Services Inc.

Dear Mr. Schultz:

This letter will certify that as of October 6, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 9,965 shares of Hewlett-Packard Co.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Hewlett-Packard Co. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,



Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com